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NEWS RELEASE
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                                                             [MILLENNIUM LOGO]

                FILED BY COR THERAPEUTICS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                       SECURITIES ACT OF 1934.

                                       SUBJECT COMPANY: COR THERAPEUTICS, INC.

                                                COMMISSION FILE NO.: 000-19290


FOR RELEASE THURSDAY, JANUARY 17, 2002 AT 4:01 PM ET

MILLENNIUM PHARMACEUTICALS, INC.                        COR THERAPEUTICS, INC.
--------------------------------                        ----------------------
Gina Brazier (investor)                                 Shari Annes (investor)
(617) 551-3611                                          (650) 244-6889

                  MILLENNIUM AND COR THERAPEUTICS RECEIVE EARLY
                           HART-SCOTT-RODINO CLEARANCE

CAMBRIDGE, MASS., JANUARY 17, 2002-- Millennium Pharmaceuticals, Inc.
(Nasdaq: MLNM) and COR Therapeutics, Inc. (Nasdaq: CORR) today announced that the United States Federal Trade Commission (FTC) granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on January 14, 2002 with respect to the proposed merger of the companies.

Millennium's Form S-4 registration statement filed in connection with the proposed merger was declared effective by the Securities and Exchange Commission on January 8, 2002 and Millennium and COR Therapeutics each mailed copies of a joint proxy/prospectus to their respective shareholders on January 11, 2002. The transaction is subject to a favorable vote by COR Therapeutics shareholders and Millennium Pharmaceuticals shareholders at special meetings scheduled for February 12, 2002 as well as other customary closing conditions.

Millennium and COR Therapeutics announced on December 6, 2001 that they had reached an agreement to merge the two companies. Under the terms of the merger agreement, COR Therapeutics shareholders will receive 0.9873 shares of newly issued Millennium common stock in exchange for each COR Therapeutics share.


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MILLENNIUM AND COR THERAPEUTICS RECEIVE EARLY HART-SCOTT-RODINO CLEARANCE


ABOUT COR
COR Therapeutics, Inc., is dedicated to the discovery, development and commercialization of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. COR has complementary research and development programs that seek to address critical needs in severe cardiovascular care, including unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis. Recently, COR has extended its research and development activities to include oncology.

In addition to the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the anticipated results discussed in such forward-looking statements, due to factors related to the commercialization of INTEGRILIN and other factors discussed in COR's SEC reports, including, but not limited to, COR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and Annual Report on Form 10-K for the year ended December 31, 2000. Forward-looking statements are based on current expectations and COR does not intend to update such information to reflect later events or developments.

ABOUT MILLENNIUM
Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of delivering personalized medicine. Through the industrialization of this gene-to-patient platform, Millennium is also striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs more than 1,500 people.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS ABOUT OUR GROWTH AND FUTURE OPERATING RESULTS, DISCOVERY AND DEVELOPMENT OF PRODUCTS, POTENTIAL ACQUISITIONS, STRATEGIC ALLIANCES AND INTELLECTUAL PROPERTY. VARIOUS RISKS MAY CAUSE MILLENNIUM'S ACTUAL RESULTS TO DIFFER MATERIALLY,
INCLUDING: ADVERSE RESULTS IN OUR DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; FAILURE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES; COMMERCIAL LIMITATIONS IMPOSED BY PATENTS OWNED OR CONTROLLED BY THIRD PARTIES; OUR DEPENDENCE UPON STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON OUR WORK; DIFFICULTIES OR DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET PRODUCTS AND SERVICES RESULTING FROM OUR DEVELOPMENT EFFORTS; AND THE REQUIREMENT FOR SUBSTANTIAL FUNDING TO CONDUCT RESEARCH AND DEVELOPMENT AND TO EXPAND COMMERCIALIZATION ACTIVITIES. FOR A FURTHER LIST AND DESCRIPTION OF THE RISKS AND UNCERTAINTIES WE FACE, SEE THE REPORTS WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


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MILLENNIUM AND COR THERAPEUTICS RECEIVE EARLY HART-SCOTT-RODINO CLEARANCE


IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
MILLENNIUM HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE TRANSACTION AND MILLENNIUM AND COR HAVE FILED WITH THE SEC AND MAILED TO THEIR RESPECTIVE STOCKHOLDERS A JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE TRANSACTION. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT MILLENNIUM, COR, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.

INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY MILLENNIUM AND COR THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS FROM MILLENNIUM BY CONTACTING GINA BRAZIER OR FROM COR BY CONTACTING SHARI ANNES.

MILLENNIUM AND COR, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE SOLICITING PROXIES FROM MILLENNIUM'S OR COR'S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION. A LIST OF THE NAMES OF MILLENNIUM'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN MILLENNIUM IS CONTAINED IN MILLENNIUM'S PROXY STATEMENT DATED MARCH 26, 2001, AND ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 6, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A LIST OF THE NAMES OF COR'S DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN COR IS CONTAINED IN COR'S PROXY STATEMENT DATED APRIL 26, 2001, ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND ITS CURRENT REPORT ON FORM 8-K DATED DECEMBER 7, 2001, WHICH DOCUMENTS ARE FILED WITH THE SEC. A MORE COMPLETE DESCRIPTION WILL BE AVAILABLE IN THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS.


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Editor's Note: This release is available on Millennium's Web site at:
www.millennium.com


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